COMMENTS RECEIVED ON NOVEMBER 30, 2016

FROM EDWARD BARTZ

FIDELITY COMMONWEALTH TRUST II (File No. 811-21990)

PRELIMINARY PROXY STATEMENT FILED ON NOVEMBER 22, 2016

SHAREHOLDER MEETING DATE MARCH 8, 2017

PROPOSAL #1 – To elect a Board of Trustees

C:

The Staff requests we provide information per Instruction 6 to Item 22(b)(1) regarding the specific skills, attributed, and reasoning for each Trustee to serve as a member of the Board of Trustees.

R:

We believe that the information in Proposal 1 sufficiently describes the diverse experience, attributes, and skills relevant to each nominee’s qualifications to serve as a Trustee. We also call the Staff’s attention to the disclosure under the heading “Board Structure and Oversight Function and Standing Committee of the Funds’ Trustees,” which includes a description of the minimum qualifications that candidates for trustee must possess.

PROPOSAL #2 – To approve an amended and restated management contract

C:

The Staff notes that the table in Appendix E is more clear than the table on page 7 under the “Comparison of Advisory and Expense Contracts” heading.

R:

The table provided in the main body of the proposal is designed to show shareholders the economic impact of the proposed all-inclusive arrangement as compared separately to both the current management contact as well as the existing expense limitation contract.  The table contained in Appendix E, however, has been provided to show the high level total expense comparison both pre- and post-implementation of the all-inclusive arrangement. Given that the proposal seeks both the approval of the new management contract as well as termination of the existing expense contract, we believe the current disclosure is appropriate.

PROPOSAL #2 – To approve an amended and restated management contract

C:

The Staff requests we confirm that all funds have no 12b-1 classes.

R:

Confirmed.

PROPOSAL #2 – To approve an amended and restated management contract

“Proposed Amendments to Current Advisory Contracts. A copy of the form of the New Advisory Contract is included as Appendix F. Except for the changes discussed above, the form of New Advisory Contracts is substantially identical to the Current Advisory Contracts. For a detailed discussion of the Current Advisory Contracts, please refer to the section entitled “Current Advisory Contracts.” If the proposals are approved by shareholders, the New Advisory Contracts will take effect and the Expense Contracts will be terminated the first day of the first month following approval or at a later time as FMRC may deem appropriate under the circumstances, and will remain in effect through September 30, 2017, and thereafter, but only as long as their continuance is approved at least annually by (i) the vote, cast in person at a meeting called for the purpose, of a majority of the Independent Trustees and (ii) the vote of either a majority of the Trustees or by the vote of a majority of the outstanding shares of each fund.

If the New Advisory Contracts and termination of the Expense Contracts are not approved by the funds’ shareholders, (i) the Current Advisory Contracts will continue in effect through September 30, 2017, and thereafter only as long as their continuance is approved at least annually as above; and (ii) the Expense Contracts will continue in effect so long as the Current Advisory Contracts remain in effect. Approval of the new pricing structure for the funds requires that shareholders of each fund approve that fund’s New Advisory Contract and termination of that fund’s Expense Contract.”

C:

The Staff requests we clarify that the proposal must be approved by shareholders of all funds.

R:

The requested change will be made.

PROPOSAL #2 – To approve an amended and restated management contract

C:

The Staff notes that the “Total Annual Operating Expenses” in Proposal 2 and Appendix E differ by 1 basis point for Fidelity International Enhanced Index Fund and Fidelity Small Cap Enhanced Index Fund.

R:

The rate shown in the main body of the proposal reflects each fund’s contractual expense limitation arrangement. Those arrangements exclude certain fund-level expenses, including acquired fund fees and expenses (AFFE).  Appendix E, on the other hand, reflects the actual fees and expenses incurred by the funds during their most recent fiscal year. From time to time, it is possible that a fund’s total annual operating expenses exceed the expense contract limitation as a result of these excluded expenses, such as AFFE. Clarifying disclosure will be added to the information provided in Appendix E.